UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

								August 17, 2005

via U.S. mail and facsimile

Mr. Daniel W. Dienst
Chairman of the Board
Metals USA, Inc.
One Riverway, Suite 1100
Houston, Texas  77056


Re:	Metals USA, Inc.
	Revised Schedule 13e-3
Filed on August 5, 2005
File No. 5-51963
Revised Preliminary Merger Materials on Schedule 14A
Filed on August 5, 2005
File No. 0-13123
	Form 10-KSB/A
	Draft responses submitted on August 5, 2005
	File No. 0-13123

Dear Mr. Dienst:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Merger Materials on Schedule 14A

Summary Term Sheet, page 1

1. Expand this section to identify the affiliates engaged in the transaction to include a brief discussion of their and the company`s fairness determinations.

Special Factors, page 15
2. We note your changes in response to prior comment 17. However, the section entitled "Cautionary Statement Concerning Forward-Looking
Information" appears prior to the "Special Factors" section. Move this section so that the "Special Factors" section immediately follows the Summary section, as required by Rule 13e-3(e)(1)(ii).

Background of the Merger, page 15

3. We note from the revisions in the second paragraph under this heading, that a "nationally recognized investment bank" organized meetings with certain private investment management firms but was not retained or compensated by Metals USA. Please advise us regarding the nature of the relationship between the bank and Metals USA.

Reasons for the Merger, page 22
4. We note your response to prior comment 23. However, you did not address why CIBC continued to provide advice after its potential conflict of interest was identified and after Jefferies had been contacted. Therefore, we reissue prior comment 23 as it relates to this disclosure. Please revise accordingly.

Comparable Company Analysis, page 32

5. We note your response to prior comment 28. However, your reference to Jefferies` opinion outlined in the proxy materials as a
"summary" does not appear correct in light of the fact that the information attached as Annex B does not provide any additional information and is essentially identical to that contained in this summary. Therefore, we reissue prior comment 28 in its entirety.
6. We note your response to prior comment 29. Revise your disclosure to include the information from your response letter, particularly the information relating to Apollo`s continued services to the company.


Financial Advisory Services of CIBC World Markets Corp, page 32

7. We note that CIBC World Markets began providing services in connection with the proposed transaction on or about February 1, 2005. However, we further note from page 15 that CIBC provided services in connection with alternative transactions prior to that time. Please expand to clarify under this heading when CIBC was retained.

8. We note your response to prior comment 31. We continue to believe that the presentations by CIBC are reports "materially related to the
Rule 13e-3 transaction" and should be described in more detail in accordance with Item 1015(b) of Regulation M-A. Further, it would appear that any written materials should be filed as an exhibit to the Schedule 13E-3.

Position of Merger Sub, Parent, Apollo and the Apollo Affiliates, page 36

9. We note your changes in response to prior comment 33. However, you did not make the similar revisions to the statements in this section. As such, we reissue the last sentence of prior comment
33.
Please revise accordingly.

Conditions Precedent to the Debt Commitment, page 44

10. We note your revised disclosure in the last bullet point on page
45 relating to "customary conditions for leveraged acquisition financings." As this information appears material and the lack of funding may result in the merger not being consummated, this disclosure should appear more prominently in the forepart of the proxy materials. Please revise accordingly.

Form 10-KSB/A for the year ended December 31, 2004, responses submitted on August , 2005

Comply with these comments in any applicable future filings.

Item 1. Business, page 3

Government Regulation and Environmental Matters, page 10

11. We note your proposed changes in response to prior comment 47. You disclosure states that "[g]enerally speaking," your operations do not require "extensive federal or state environmental permits." Further revise your disclosure to make clear whether you are required to obtain any permits and the costs involved, if material. Also, expand your discussion of CERCLA to explain how this regulation applies to your operations and state that prior and current owners or operators of facilities or properties are subject to strict, joint and several liability.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
...., page 21

Results of Operations - Year Ended December 31, 2004 Compared to
2003, page 26

12. We note your response to prior comment 48.  However, we
disagree
with your analysis and refer you to Interpretative Release 34-
48960
discussing Commission Guidance Regarding Management`s Discussion and
Analysis of Financial Condition and Results of Operations. Providing shareholders with additional information, particularly, "information relative to sales volumes," and requiring them to "recompute the percentages increase in net sales" does not appear to adequately satisfy the requirement of Item 303 of Regulation S-K. However, at this time, we will not raise further comment on this issue.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   	Please contact Melinda Kramer at (202) 551-3726 or the undersigned, at (202) 551-3619 with any questions. Please address all correspondence to mail stop 7010.

      Sincerely,



							Daniel F. Duchovny
							Attorney-Advisor
							Office of Mergers &
Acquisitions

cc:	via facsimile
      Lorne Smith, Esq.

	Melinda Kramer



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Mr. Daniel W. Dienst
Metals USA, Inc.
August 17, 2005
page 1